Mail Stop 3561

October 10, 2007

Lynelle P. Kirby, President
Ulta Salon, Cosmetics & Fragrance, Inc.
1135 Arbor Drive
Romeoville, IL 60446

> **Re: Ulta Salon, Cosmetics & Fragrances, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 28, 2007**
> **File No. 333-144405**

Dear Ms. Kirby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Front Cover of the Prospectus

1. We note your response to comment 2 in our letter dated September 14, 2007. Please confirm that all the listed underwriters are lead or managing underwriters. We also remind you to file your underwriting agreement in a timely manner so that we may have time to review it before you request that your registration statement become effective. We may have additional comments after reviewing it.

Prospectus Summary, page 1

2. We note your response to comments 3 and 10 in our letter dated September 14, 2007. We further note the revision to your disclosure and the materials you have provided in support of your disclosure. However, we are unable to read the data from the Kline & Co. report concerning 2000 data. Please resubmit a legible copy

of this report. In addition, we did not find support in your materials for your statement on page 62 that "Generation X has grown up shopping in specialty stores and seeks a retail environment that combines a compelling experience, functionality, variety and location." Please revise or provide support for this statement. Please also characterize your statement on page 1 as your belief where you refer to "intimidating, commission-oriented and brand-dedicated sales approach" and "level of service typically unavailable in drug stores and mass merchandisers."

Risk Factors, page 9

We, as well as our vendors, are subject to laws and regulations that could require us to modify our current business practices…, page 15

3. We note your response to comment 6 in our letter dated September 14, 2007. Currently, it appears that you are including more than one risk factor under this subheading. Avoid bundling risks and if a risk is material, provide it with its own descriptive subheading.

Compensation, page 77

Compensation discussion and analysis, page 77

4. Clarify in this discussion, as you indicated in your response to comment 43 to our letter dated August 3, 2007, that the prior employment packages of Messrs. Bodnar and Barkus were instrumental in developing their compensation packages at the time they were hired.

5. We note your response to prior comment 10 in our letter dated September 14, 2007. We note your revised disclosure indicating that the company reviewed general and retail industry surveys to determine the "market level raises" for other executives. Please revise your disclosure to clarify what components of the general and retail industry surveys assisted you in determining the "market level raises" and clarify whether you are referring to salary, bonus or all aspects of compensation. In this regard, explain how the surveys were used and generally indicate what companies comprised the "general" and "retail" categories of the surveys.

6. In your discussion of Annual Bonuses, please define your "internally defined operating earnings target" in your disclosure. Please also further explain the likelihood of meeting the "challenging" performance targets you discuss here for 2007.

Lynelle P. Kirby
Ulta Salon, Cosmetics & Fragrance, Inc.
October 10, 2007
Page 3

Report of independent registered public accounting firm, page F-1

7. Prior to requesting effectiveness, please file an amendment which deletes the "to be issued" language included in the auditor's report. Also, the dual dating information in the accountant's report needs to be completed. Similar revisions need to be made in an updated accountants consent filed as Exhibit 23.

Financial Statements

Note 1 – Business and basis of presentation, page F-11

8. The second bullet point in the unaudited pro forma consolidated financial data section on page F-12 includes the proceeds received in the pending initial public offering. We believe the purpose of this pro forma information is to show the company prior to the new investment; therefore, it is inappropriate to include offering proceeds. Please revise the pro forma presentation to exclude offering proceeds.

9. The pro forma presentation in the historical financial statements includes an adjustment of notes payable. Please expand the disclosure to explain why this adjustment is appropriate and how the amount was determined.

10. Please consider expanding the pro forma disclosure in the financial statement footnote to explain the difference in the actual expected payout of preferred dividends at a future date, and the amount that has been earned as of the financial statement date. It appears this would be useful information to a reader and would make the disclosure consistent with that included in the text of the document. Please revise or advise.

Note 12- Net income per common share, page F-29

11. Please expand your disclosure of the pro forma earnings per share calculation to clarify what adjustments you made to both the numerator and denominator of the earnings per share calculation. The expanded disclosure should clarify why the adjustment is appropriate as well as how the amount was calculated.

Exhibit 5.1

12. We note that the legal opinion refers to the "General Corporation Law of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases

interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher D. Lueking, Esq.
     Latham & Watkins LLP